INVEST IN **STREAMING ULTRA LLC**

We've developed a new revenue sharing streaming platform for video content


Athletes.tv vs YouTube
athletes.tv
YouTube
Requirements for Monetization
5,000 Views Across All Videos
*1,000 Subscribers and 4,000 Watch Hours (per yr) 1 month review process
Amount of Ad Revenue Paid to Channel Owners
60%
55%
*See YouTube "Partner Program" details:
https://support.google.com/youtube/answer/72851

streamingultra.com Salt Lake City UT

Entertainment Technology Infrastructure Sports Athletes

LEAD INVESTOR



Calvin Weight Calvin Weight

I think there is a great need for a crypto friendly alternative in the video content space that isn't being filled right now. Unilateral bannings and defundings of outspoken crypto individuals is very common and this is a much needed alternative. I also know that the founders are very connected in the crypto world. I expect that they will bring in many creators and make this domain a well-liked and well-represented place to discuss all things crypto.

Invested $10,000 this round

Highlights

1. We've built our own revenue sharing video streaming platform for creators to share their content.
2. Our streaming video platform and marketplace can be utilized for multiple niche markets.
3. We've initially launched Athletes.tv on our platform for athletes and sports focused video content.

markets.

3. We've initially launched Athletes.tv on our platform for athletes and sports focused video content.

4. Athletes.tv allows all athletes & sports content creators the opportunity to monetize their videos.
5. Currently we have over 100 channels on Athletes.tv and are adding more each week.
6. Next, we'll utilize our platform for crypto focused content on CryptoInfluencers.com.

7. We are generating revenue and have growing interest from advertisers in both sports and crypto.

8. We're working on developing new features that will bring additional revenue to our content partners.

Our Team



Steve Gerritsen Founder and CEO

Former certified NFL Agent; entrepreneur of 20+ years. One exit. Co-Founder of Marketing 160.

We love sports and entertainment! When we started this company, we saw an opportunity and began building our own streaming platform. Our founder has personally invested over $150,000, with another $50,000 invested from his family (before this campaign). There has also been two plus years of sweat equity put into developing our platform by our CTO.



Chris Miller Co-Founder and CTO

Former Senior Software Engineer at Walmart; Senior Software Engineer at Rakuten; Design Engineer at Microsoft. Former CTO.

Pitch


Streaming Ultra LLC
Streaming Ultra LLC has developed its own revenue sharing platform for video content distribution.
We have initially launched Athletes.tv and recently CryptoInfluencers.com on our platform.
athletes.tv


Video Content and Marketplace

Our platform may be utilized for any video content. The focus of this presentation will show our work and plans for Athletes.tv.

We're working to implement additional tools that will allow our content partners to increase their monetization, including the sale of NFTs, merchandise, and memorabilia from their channels.

athletes.tv

athletes.tv™

Athletes.tv is the first revenue sharing video platform specifically for sports related content.

Current Status

Athletes.tv has 100+ athlete channels on our platform as we have been in beta.

We are working towards a full launch.

athletes.tv

athletesmerch.com™

Athletes will be able to offer their own custom merchandise for sale without having to manage their own merch store

athletesnft.com™

Athletes will be able to turn their video content into NFTs and launch other NFTs

athletes.tv

Market Opportunity – The Numbers

athletes.tv™

- **$56 Billion** — Advertiser-funded Video On Demand (AVOD) is expected to generate $56 Billion by 2024.
- **$4.5 Billion** — Market Size of Sports Video Highlights industry
- **8,000,000** — Number of High School Athletes
- **480,000** — Number of NCAA Athletes – NIL Rules now allow all athletes to monetize content
- **$700+ Million** — Estimated Revenue of NBA Top Shot - 1st Year
- **$167 Billion** — Market Size of Sports Apparel industry

athletes.tv™

1. **Athlete Focused Content**
   Athletes in all sports, from High School to Retired Professionals, can have a channel. Sports content creators and teams that focus on athlete content may also have channels.
2. **Monetization & Branding for Athletes**
   Athletes are able to strengthen their own brand while receiving a share of ad revenue generated by their content.
3. **Next Generation Platform**
   Athletes are able to share all their videos, including highlights, workouts, a podcast, documentaries, and sponsored content. They will soon be able to launch NFTs, sell their own branded merchandise and memorabilia, and much more.

Athletes.tv vs YouTube

	athletes.tv	YouTube
Requirements for Monetization	5,000 Views Across All Videos	*1,000 Subscribers and 4,000 Watch Hours (per yr) 1 month review process
Amount of Ad Revenue Paid to Channel Owners	60%	55%

*See YouTube "Partner Program" details:
https://support.google.com/youtube/answer/72851

athletes.tv

Athletes.tv vs Competition

	athletes.tv	YouTube	The Players' Tribune	hudl
Athletes Only Platform	✓	✗	✓	✓
All Athletes Can Have Channel	✓	✓	✗	✗
Free Channel	✓	✓	✗	✗
Additional Branding Tools	✓	✗	✗	✓
Keep Channel Throughout Career	✓	✓	✗	✗
Ability to Monetize Channel	✓	✓	✗	✗

Revenue Model and Roadmap

- Phase 1 – Advertising (Happening Now)
  - Initial Revenues from Video and Banner/Display Ads
- Phase 2 – Influencer Campaigns (Happening Now)
  - Sponsored / Branded Content and Arranged Paid Shout-Outs
- Phase 3 – Paid Subscription Channels – In Development
  - Ability for Channel Partners to Have Paid Subscription Channels
- Phase 4 – Live Content – Future Development
  - Ability for Channel Partners to go Live; Host Live Sporting Events via Pay Per View; etc.

athletes.tv

We are raising $50,000

Valuation of $5 million

Use of Funds

$25,000	$21,250	$3,750
Marketing (50%)	Operations (42.5%)	*Other (7.5%) *WeFunder charges a 7.5% fundraising fee

athletes.tv

Only the first $50k of this offering will receive a valuation cap of $5M. The remaining

investors will be investing at a $6.25M valuation cap.


Executive Team
Steve Gerritsen
Founder, CEO
Former certified NFL Agent; entrepreneur of 20+ years. One exit. Co-Founder of Marketing 160
Chris Miller
Co-Founder, CTO
Former Senior Software Engineer at Walmart; Senior Software Engineer at Rakuten; Design Engineer at Microsoft. Former CTO
Troy Brazell
Advisor
CEO of Optima Sports Group, a top sports analytics company. Played college basketball at the University of Utah and professionally in Europe
athletes.tv


Social Media
Facebook.com/Athletestv
Twitter.com/Athletes_tv
Instagram.com/Athletes.tv
Linkedin.com/company/Athletes-tv
athletes.tv


Invest in the Future of Athletes Content
athletes.tv
CONTACT US
Email: info@athletes.tv